TSX: EQX NYSE-A: EQX

NEWS RELEASE

Equinox Gold to Announce 2023 Financial and Operating Results and 2024 Guidance on February 21, 2024

February 16, 2024 - Vancouver, BC - Equinox Gold Corp. (TSX: EQX, NYSE American: EQX) will release its audited financial and operating results for the fourth quarter and fiscal year ended December 31, 2023, along with its 2024 production and cost guidance, on Wednesday, February 21, 2024, after market close.

Equinox Gold will host a conference call and webcast the following morning on Thursday, February 22, 2024, commencing at 7:30 am PT (10:30 am ET).

Conference call

Toll-free in U.S. and Canada: 1-800-319-4610

International callers: +1 604-638-5340

Webcast

www.equinoxgold.com

The webcast will be archived on Equinox Gold's website until August 22, 2024.

Equinox Gold Contacts

Greg Smith, President & Chief Executive Officer

Rhylin Bailie, Vice President Investor Relations

Tel: +1 604-558-0560

Email: ir@equinoxgold.com

Suite 1501 - 700 West Pender St., Vancouver, BC Canada V6C 1G8 ir@equinoxgold.com +1 604.558.0560 www.equinoxgold.com